TMM COMPANY CONTACT:               AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Guillermo Vilchis, Finance Director
011-525-55-629-8704
guillermo.vilchis@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2013 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Full-Year Results Include:

                          -    Free Cash Flow Positive
                          - Offshore Fleet Utilization At 94.4%
                          - 22.8% Higher Harbor Tugs Vessel Call Income
                          - 11.3% Growth in Chemical Tankers Transportation Volume
                          - Shipyard at 90% Utilization at Year End

(Mexico City, February 27, 2014) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the fourth quarter and full year of 2013.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “Maritime performed solidly in the fourth quarter and full year of 2013, recording improved revenue, operating profit and EBITDA compared to the same periods last year. Additionally, our Offshore fleet reached 94.4 percent utilization, maintaining utilization of over 90 percent thus far in 2014. Moreover, our Chemical Tanker fleet increased its transportation volume 11.3 percent throughout 2013, and Harbor Tugs improved vessel call income by 22.8 percent.”

Serrano concluded, “Our Shipyard segment improved its utilization throughout the year, reaching 90 percent by year end, improving this segment’s income in 2013. We will continue to work on alternatives to improve the Company’s balance sheet, while targeting new business opportunities at our Maritime and Port divisions.”

FOURTH-QUARTER AND FULL-YEAR 2013 OPERATING AND FINANCIAL RESULTS
Compared to the same periods of last year, consolidated revenue in the 2013 fourth quarter and full year increased 11.5 percent and 9.5 percent, respectively, mainly due to improvements at the Maritime division.

Fourth-quarter 2013 consolidated operating profit was $112.3 million pesos, improving from an operating loss of $36.3 million pesos in the 2012 fourth quarter. Fourth-quarter 2013 consolidated operating profit included $14.1 million pesos for properties received as payment above its market price and $13.4 million pesos of net tax recoveries.

Full-year 2013 consolidated operating profit increased to $405.5 million pesos compared to $279.8 million pesos in the 2012 full year. Consolidated operating profit in 2013 included other net-income of $64.0 million pesos, mainly due to a tax benefit of $41.9 million pesos and $14.1 million pesos for properties received as payment above its market price. Consolidated operating profit in the 2012 full year includes other net expenses of $9.8 million pesos, mainly associated with a provision of fiscal resolution cost, partially offset by $74.2 million pesos from a subsidiary acquisition and $23.4 million pesos of cash dividends from affiliated companies.

Excluding the above, non-recurrent events, consolidated operating profit in the fourth quarter of 2013 improved to $80.7 million pesos compared to $69.5 million pesos in the same period of 2012, and consolidated operating profit in the 2013 full year improved to $341.5 million pesos compared to $289.6 million in the 2012 full year. Higher year-over-year consolidated operating profit in the 2013 full-year and fourth-quarter periods was mainly attributable to improved operating profit at the Maritime division.

Consolidated EBITDA in the 2013 fourth quarter improved 118.5 percent to $257.6 million pesos compared to $117.9 million pesos in the same period of last year. Consolidated EBITDA in the 2013 full year improved 14.0 percent to $991.1 million pesos compared to $869.6 million pesos in the 2012 period.

Net interest expenses in the 2013 fourth quarter and full year were $196.7 million pesos and $821.7 million pesos, respectively. EBITDA minus interest expenses in the 2013 fourth quarter resulted in free cash flow of $60.9 million pesos compared to a deficit of $92.7 million pesos in the 2012 fourth quarter. For the full year, free cash flow was $169.4 million pesos in 2013 compared to $30.4 million pesos in 2012.

Maritime revenue in the 2013 fourth quarter increased 21.1 percent compared to the same period last year, mainly due to the income improvements in all business segments, except at Chemical Tankers, which reported 15.5 percent lower revenue due to reduced volumes.

In the 2013 full year, Maritime revenue improved 12.2 percent due mainly to: a 10.7 percent revenue increase at Offshore due to higher utilization; a 12.6 percent revenue improvement at Chemical Tankers as a result of operating one additional leased vessel during the first quarter and half of the second quarter of 2013; 20.3 percent revenue growth at Harbor Tugs due to an improved revenue mix; and a 14.0 percent revenue increase at Product Tankers due to a higher utilization of the vessels. Additionally, the Shipyard business reported 4.9 percent higher revenue in 2013 compared to 2012, as revenue improved sequentially throughout 2013, from $6.9 million pesos in the first quarter, to $9.8 million pesos in the second quarter, $18.4 million pesos in the third quarter and $17.8 million pesos in the fourth quarter.

Maritime operating profit increased 78.0 percent in the 2013 fourth quarter compared to the same period of last year, with improvements in all segments except Product Tankers and Harbor Tugs, which experienced lower revenue due to decreased volumes.

Maritime operating profit increased 25.4 percent in the 2013 full year compared to the 2012 full year, as a result of the improvements discussed above.

Maritime’s EBITDA for the 2013 fourth quarter improved 21.9 percent to $265.9 million pesos compared with $218.2 million pesos in the 2012 period. Maritime’s EBITDA in the 2013 full year increased 10.9 percent to $1,089.2 million pesos compared to $981.9 million pesos last year.

Ports and Terminals revenue decreased 34.7 percent and 5.2 percent in the 2013 fourth quarter and 2013 full year, respectively, compared to the same periods of 2012. In both periods the decrease was mainly attributable to a revenue loss at the Automotive segment due to the loss of a client, and to a revenue decline at Acapulco due to lower automobile export volumes compared to the same periods last year. These declines were partially offset by higher revenue at the Maintenance and Repair segment mainly due to a 6.6 percent volume increase at the Veracruz facility compared to the 2012 fourth quarter and full year.

Ports and Terminals operating profit decreased 29.3 percent and 25.4 percent in the 2013 fourth quarter and full year, respectively, compared to the same periods of 2012, mainly attributable to reduced revenue as previously mentioned.

DEBT
As of December 31, 2013, TMM’s total net debt was $9,995.6 million pesos. In 2013, the Company paid $789.9 million pesos of its Trust Certificates debt, including a capital prepayment of $5.0 million pesos. Likewise, on February 17, 2014, TMM paid approximately $369.2 million pesos of its Trust Certificates debt, including a capital prepayment of $1.0 million pesos. Finally, of TMM’s total debt, only $349.1 million pesos, or 3.2 percent, is short term.

Total Debt*
– millions of pesos –
	As of 12/31/12	As of 12/31/13
Mexican Trust Certificates (1)	$9,839.8	$9,880.2
Other Corporate Debt	984.0	1,010.4
Total Debt	$10,823.8	$10,890.6
Cash	1,083.1	895.0
Net Debt	$9,740.7	$9,995.6
*Book Value
(1) 20-year term, non- recourse to the Company and rated “AA” by HR Ratings de México.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	December 31,	December 31,
	2013	2012

Current assets:
Cash and cash equivalents	895.0	1,083.1
Accounts receivable
Accounts receivable - Net	563.3	386.7
Other accounts receivable	170.5	201.9
Prepaid expenses and others current assets	138.8	136.1
Non-current assets held for sale	178.7	704.3
Total current assets	1,946.3	2,512.1
Property, machinery and equipment	12,232.2	11,957.8
Cumulative Depreciation	(3,269.6)	(2,821.2)
Property, machinery and equipment - Net	8,962.5	9,136.7
Other assets	314.1	347.8
Deferred taxes	948.4	948.6
Total assets	12,171.4	12,945.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	349.1	332.6
Suppliers	241.9	235.8
Other accounts payable and accrued expenses	524.6	555.5
Liabilities directly associated with non-current assets held for sale	111.0	469.1
Total current liabilities	1,226.7	1,593.0
Long-term liabilities:
Bank loans	799.4	799.5
Trust certificates debt	9,742.1	9,691.7
Other long-term liabilities	198.6	202.3

Total long-term liabilities	10,740.1	10,693.5
Total liabilities	11,966.8	12,286.5

Stockholders´ equity
Common stock	2,169.9	2,169.9
Retained earnings	(2,684.5)	(2,126.9)
Revaluation surplus	945.2	846.8
Initial accumulated translation loss	(247.7)	(247.7)
Cumulative translation adjusted	(43.0)	(43.0)
	140.1	599.2
Minority interest	64.6	59.6
Total stockholders´ equity	204.7	658.8

Total liabilities and stockholders´ equity	12,171.4	12,945.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Ports and Terminals	66.2	101.4	332.7	350.9
Maritime	639.9	528.5	2,455.3	2,188.8
Corporate and others	12.7	14.7	50.6	52.5
Revenue from freight and services	718.8	644.6	2,838.5	2,592.2

Ports and Terminals	(50.5)	(80.5)	(277.2)	(280.8)
Maritime	(381.7)	(310.4)	(1,373.8)	(1,206.9)
Corporate and others	(12.0)	(14.7)	(50.4)	(53.2)
Cost of freight and services	(444.2)	(405.5)	(1,701.3)	(1,540.9)

Ports and Terminals	(3.6)	(3.7)	(14.6)	(15.3)
Maritime	(139.7)	(147.3)	(562.3)	(561.9)
Corporate and others	(2.1)	(3.2)	(8.7)	(12.5)
Depreciation and amortization	(145.3)	(154.1)	(585.6)	(589.7)

Corporate expenses	(48.6)	(15.4)	(210.1)	(172.0)
Ports and Terminals	12.1	17.2	40.9	54.8
Maritime	118.5	70.9	519.2	420.1
Corporate and others	(1.4)	(3.2)	(8.5)	(13.2)
Other (expenses) income - Net	31.6	(105.8)	64.0	(9.8)
Operating Income (loss)	112.3	(36.3)	405.5	279.8
Financial (expenses) income - Net	(216.6)	(239.3)	(904.9)	(931.8)
Exchange gain (loss) - Net	2.8	(2.8)	4.4	44.9
Net financial cost	(213.8)	(242.1)	(900.5)	(886.9)
Loss before taxes	(101.5)	(278.3)	(495.1)	(607.1)
Provision for taxes	(0.8)	(0.9)	(4.7)	(8.8)

Loss before discontinuing operations	(102.3)	(279.2)	(499.8)	(615.8)
Loss from discontinuing operations	14.3	(46.9)	(63.5)	(165.3)
Net loss for the period	(88.0)	(326.1)	(563.2)	(781.1)

Attributable to:
Minority interest	2.0	4.4	5.0	5.3
Equity holders of GTMM, S.A.B.	(90.0)	(330.4)	(568.2)	(786.5)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(0.9)	(3.2)	(5.6)	(7.7)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(0.9)	(3.2)	(5.6)	(7.7)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012

Cash flow from operation activities:
Loss before discontinuing operations	(102.3)	(279.2)	(499.8)	(615.8)
Charges (credits) to income not affecting resources:
Depreciation & amortization	163.7	176.6	667.0	675.4
Other non-cash items	188.2	198.8	838.6	767.6
Total non-cash items	351.9	375.3	1,505.6	1,443.0
Changes in assets & liabilities	(78.3)	125.9	(141.4)	72.7
Total adjustments	273.6	501.3	1,364.2	1,515.7
Net cash provided by operating activities	171.3	222.1	864.4	899.9

Cash flow from investing activities:
Proceeds from sales of assets	20.4	15.1	32.2	15.2
Payments for purchases of assets	(188.2)	(44.7)	(209.4)	(285.4)
Net cash used in investment activities	(167.8)	(29.6)	(177.3)	(270.3)

Cash flow provided by financing activities:
Short-term borrowings (net)	(12.2)	(5.9)	(12.5)	(3.1)
Repayment of long-term debt	(51.0)	(55.3)	(1,028.3)	(787.5)
Proceeds from issuance of long-term debt	161.7	15.9	165.1	220.7
Net cash provided by (used in) financing activities	98.5	(45.2)	(875.7)	(570.0)
Exchange losses on cash	(0.3)	0.9	0.4	(12.7)
Net increase (decrease) in cash	101.7	148.2	(188.1)	46.9
Cash at beginning of period	793.3	934.9	1,083.1	1,036.2
Cash at end of period	895.0	1,083.1	895.0	1,083.1
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.